Needham Funds, Inc.
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

December 29, 2016

VIA EDGAR TRANSMISSION

Ms. Kimberly Browning
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington D.C. 20549

Re:	Needham Funds, Inc. (the “Company”) File Nos. 33-98310 and 811-09114 Needham Growth Fund (S000003649) Needham Aggressive Growth Fund (S000003815) Needham Small Cap Growth Fund (S000003816)

Dear Ms. Browning:

We are responding to comments received from the Securities and Exchange Commission’s (the “SEC”) Division of Investment Management staff (the “Staff”) on December 22, 2016 via telephone regarding the Company’s Correspondence filing on December 21, 2016 (the “Correspondence”).  The Correspondence was filed in response to comments given by the SEC on December 9, 2016 on the Company’s Post-Effective Amendment (“PEA”) No. 38 to its registration statement. PEA No. 38 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, (the “Securities Act”) on Form N-1A on October 25, 2016 for the purposes of registering a new share class for each series of the Company: the Needham Growth Fund (the “Growth Fund”), the Needham Aggressive Growth Fund (the “Aggressive Growth Fund”), and the Needham Small Cap Growth Fund (the “Small Cap Growth Fund”) (each a “Fund” and together, the “Funds”). A summary of the Staff’s comments, along with the Company’s responses, is set forth below. With respect to responses showing revisions made to the registration statement, new language is underlined and deleted language has a ~~strike-through~~. Undefined capitalized terms used herein have the same meaning as in PEA No. 38 and the Correspondence.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Company’s responses.

PROSPECTUS

Summary Section - Fees and Expenses Table (All Funds)

1.	Staff Comment: In response to Staff Comment No. 6 of the Correspondence, please disclose within Footnote (b) who may terminate (emphasis added) the waiver agreement specified in the footnote.

Response: The Company undertakes to make the following revisions:

“This agreement can only be amended or terminated by agreement of the Company, upon approval of the Company’s Board of Directors, and the Adviser to lower the Expense Cap and will terminate automatically in the event of termination of the Investment Advisory Agreement between the Adviser and the Company, on behalf of the Growth Fund.”

2.	Staff Comment: With respect to Staff Comment No. 10 of the Correspondence, please revise the response so that it mirrors the language within Rule 35d-1(d)(2).

Response: The Company undertakes to make the following revision:

“Under normal conditions, the Small Cap Growth Fund invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the equity securities of domestic issuers listed on a nationally recognized securities exchange or traded on the NASDAQ System that have market capitalizations not exceeding $5 billion at the time of investment.”

Summary Section - Principal Investment Strategies (Small Cap Growth Fund)

3.
Staff Comment: With respect to Staff Comment No. 11 of the Correspondence, disclose within the Prospectus, rather than supplementally to the Staff, what source(s) the Small Cap Growth Fund uses in determining the appropriate market capitalization range within which the Fund will invest. Also, disclose the market capitalization range of the source(s) used by the Fund.

Response: The Company undertakes to include the following disclosure within the Prospectus:

The Small Cap Growth Fund may continue to hold securities of an issuer if, after the time of the Small Cap Growth Fund's investment, the issuer's market capitalization exceeds $5 billion. Although there is no minimum limitation, the market capitalization range of the Small Cap Growth Fund's investments at the time of investment will typically fall within the range of the companies listed on the Russell 2000® Index, which as of May 27, 2016 consists of securities with market capitalizations between $133 million and $3.86 billion.
4.
Staff Comment: The Staff would like to remind the Company to ensure that all disclosure within the Principal Investment Strategies and Risks disclosed in accordance with Item 4 of Form N-1A are also included within the Prospectus’s disclosure aimed at satisfying Item 9 of Form N-1A (and vice versa).

Response: The Company undertakes to include the following risk disclosure within the statutory section of the Prospectus to correspond with similar risk disclosure within the Prospectus’s summary section. The Company confirms that its disclosure with regards to Items 4 and 9 of Form N-1A are appropriate and the Company undertakes to monitor its holdings to ensure the appropriateness of its disclosure.

“Growth Investing Risks. The Funds invest in stocks believed by the investment adviser to have the potential for growth, but that may not realize such perceived potential for extended periods of time or may never realize such perceived growth potential. Such stocks may be more volatile than other stocks because they can be more sensitive to investor perceptions of the issuing company’s growth potential, which may result in sharp declines in the prices of these stocks, even if earnings of the issuing company increase. In addition, growth stocks typically lack the dividend yield that can cushion stock prices in market downturns. This may result in a decline in the value of the Funds’ investments. Growth companies are generally more susceptible than established companies to market events.”

Statutory Section - Investment Objectives, Strategies, Policies and Risks

5.
Staff Comment: The Staff asks the Company to reconsider changing the name of the section beginning on page 16 of the Prospectus to “Principal Investment Objectives, Strategies, Policies, and Risks” (emphasis added), as the Staff believes the heading should state whether the investment objectives, strategies, policies, and risks contained therein are principal or non-principal so as to provide greater clarity for shareholders.

Response: Because the section entitled “Investment Objectives, Strategies, Policies and Risks includes disclosures for strategies and risks that are both principal and non-principal, the Company believes any potential confusion regarding whether the objectives, strategies, policies, and risks are principal or non-principal can be mitigated by including within sub-section headings whether such objectives, strategies, policies, and risks are principal or non-principal, and undertakes to make such revisions.  The Company includes the following disclosure for the Growth Fund as an example:

“Growth Fund - Principal Investment Objective and Strategies

The Growth Fund seeks long-term, tax-efficient capital appreciation by primarily investing in the equity securities of public companies with above-average prospective long-term growth rates at value prices.”

6.
Staff Comment: With respect to Staff Comment No. 22 of the Correspondence, disclose within the Prospectus, rather than supplementally to the Staff, whether investments made by the Funds in foreign securities are considered to be principal investment strategies for the Funds and include risk disclosure within the Prospectus and/or SAI, as appropriate.

Response: The Company undertakes to amend disclosure within the Prospectus so that the disclosure regarding what each Fund may do with the “balance of [a Fund’s] net assets” (which includes the aforementioned disclosure on foreign securities) is removed from the Principal Investment Strategies section for each Fund (as revised in line with Staff Comment No. 5, above). Instead, the Company undertakes to insert the following paragraph within the sub-section entitled “Non-Principal Investment Strategies - All Funds”:

“The balance of the each Fund’s assets may be invested in other securities, including other domestic and foreign equity securities, and common stock equivalents (mainly securities exchangeable for common stock).”

Furthermore, the Company confirms that appropriate risk disclosure for investments in foreign securities is currently located within the SAI.

*   *   *   *   *   *

I trust that the above responses and revisions adequately address the Staff’s comments. If you have any additional questions or require further information, please contact Michael Quebbemann of U.S. Bancorp Fund Services, LLC at (414) 765-6316.

Very truly yours,

/s/ James W. Giangrasso
James W. Giangrasso
Chief Financial Officer, Secretary, and Treasurer
Needham Funds, Inc.

CC:      Janna Manes, Stroock & Stroock & Lavan LLP